Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No 82-2988

Jardine Matheson Limited
48th Floor, Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

06012436

Group Secretariat

29th March 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of the 2005 Preliminary Announcement of Results issued today in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

29th March 2006
For immediate release

The following announcement was today issued to the London Stock Exchange.

Jardine Matheson Holdings Limited
2005 Preliminary Announcement of Results

Highlights

- Underlying earnings and net assets per share up strongly
- Full-year dividend up 13%
- Good profit growth at Astra and Dairy Farm
- Hongkong Land property portfolio value increases 34%
- Astra consolidated as a subsidiary
- Jardine Strategic acquires 20% interest in Rothschilds Continuation

"After a number of years of outstanding profit increases, the effects on some Asian economies of higher interest rates and oil prices may dampen results in the current year, particularly in Indonesia. The longer-term prospects for Jardine Matheson, however, remain encouraging."

Henry Keswick, *Chairman*
29th March 2006

	Year ended 31st December		
	2005	2004	Change
	US$m	US$m	%
Underlying profit attributable to shareholders*	**463**	394	+17
Profit attributable to shareholders	**1,245**	947	+31
Shareholders' funds	**5,020**	3,639	+38
	US$	US$	%
Underlying earnings per share*	**1.33**	1.12	+19
Earnings per share	**3.59**	2.69	+33
Dividends per share	**0.45**	0.40	+13
Net asset value per share	**14.33**	10.56	+36

* The basis of calculation is set out on page 23.

The final dividend of US¢35.65 per share will be payable on 21st June 2006, subject to approval at the Annual General Meeting to be held on 15th June 2006, to shareholders on the register of members at the close of business on 21st April 2006 and will be available in cash with a scrip alternative. The ex-dividend date will be on 19th April 2006, and the share registers will be closed from 24th to 28th April 2006, inclusive.

Jardine Matheson Holdings Limited

Preliminary Announcement of Results
For The Year Ended 31st December 2005

Overview

Good performances from a majority of the Group's operations enabled Jardine Matheson to achieve a satisfactory increase in profits and shareholders' funds in 2005.

Performance

Jardine Matheson's underlying profit rose 17% in 2005 to US$463 million and underlying earnings per share rose 19% to US$1.33, benefiting from the effect of earlier share repurchases. Earnings were, however, flattered by certain mark to market foreign exchange hedging contracts, which produced gains in 2005 following losses in 2004. Without these, the Group's underlying profit growth would have been closer to 10%.

In terms of trading profit the main contributors to a successful year were Astra and Dairy Farm, which both produced fine results, together with continuing businesses within Jardine Pacific. The significant increase in total net profit for the period was primarily due to the Company's share of the 34% revaluation of Hongkong Land's investment properties, which was taken through the profit and loss account. Net assets per share rose 36% to US$14.33, which figure does not reflect the market value of the Group's listed subsidiaries and affiliates.

The Board is recommending a final dividend of US¢35.65 per share, which together with the interim dividend of US¢9.35 gives a total for the full year of US¢45.00 per share, an increase of 13% compared with US¢40.00 for the prior year.

Business Developments

In recent years Group companies have achieved good operating cash flows, improved earnings and stronger balance sheets. Advantage has also been taken of the low interest rate environment to secure long-term financing. The resultant sound financial position has supported broad capital expenditure programmes, dividend growth and the pursuit of opportunities for profitable expansion.

The Group's policy of broadening its earnings base by complementing its established North Asian business portfolio with investments in Southeast Asia is proving effective. Some 44% of underlying profit came from Southeast Asia in 2005, and it is expected that the region will remain a significant contributor.

A milestone was reached in August 2005 when Jardine Cycle & Carriage took its shareholding in Astra above 50% to make it a Group subsidiary. Astra is one of Indonesia's leading companies with a diversified portfolio of businesses primarily in the motor sector, and the investment has given the Group an exceptional exposure to one of Southeast Asia's most promising economies. In an active year, Astra Automotive opened its third Honda motorcycle plant in September, and Toyota's decision to make Indonesia the manufacturing base for a number of models bodes well for the motor industry in the country. Three strategic financial services partnerships were formed to support Astra's automotive and heavy equipment operations. Its agribusiness subsidiary is expanding its oil palm plantations, and the group has begun to develop infrastructure interests.

Jardine Cycle & Carriage's strategy of focusing on motor interests and its investment in Astra led to its decision to distribute in specie its majority shareholding in MCL Land, the Singapore-listed residential property developer. The distribution enabled Jardine Cycle & Carriage's shareholders to make their own investment decision when a cash offer for MCL Land was subsequently made by Hongkong Land. When the offer closed in February 2006 Hongkong Land had achieved a 77% interest.

Hongkong Land's own development pipeline is stronger than it has been for many years with interests in three major sites secured in 2005 for commercial and residential developments in Singapore, mainland China and Macau. Of its two residential projects in Hong Kong, work has commenced on the first site and is due to begin shortly on the second. These developments coupled with its stake in MCL Land will complement its prime Hong Kong investment portfolio.

The sale of two businesses by Jardine Pacific in 2005 has further refined its portfolio, and its operations are now concentrated on the areas of transport services, engineering and construction, restaurants and information technology. These businesses are being developed in Asia through organic growth and acquisition.

Jardine Motors is building its franchise portfolio in the United Kingdom by way of selective acquisitions, while in Southern China it has put in place a network of service centres that will form the backbone of a dealership structure once the regulations permit.

Recent structural and regulatory changes in the insurance broking industry have prompted Jardine Lloyd Thompson to undertake a strategic review of its operations so as to establish an appropriate response. The emphasis will be on cost control, operational efficiency and the active development of those areas where the company has the strength in depth to compete effectively.

Dairy Farm is steadily building its established retail operations and expanding into new markets, including mainland China. It has increased its direct shareholding in its Indonesian affiliate, and the potential for its supermarket and health and beauty businesses in India has improved with the introduction of new partners and a new management team.

Achieving international recognition of the quality of its brand has been a key factor in Mandarin Oriental's ability to attract a growing number of luxury hotel and resort prospects. Expansion continued in 2005 with the opening of new hotels in Hong Kong and Tokyo and the announcement of four new management contracts. With a portfolio of 21 hotels in operation and eight under development representing some 8,500 rooms, Mandarin Oriental is well on its way to reaching its goal of operating 10,000 rooms in key destinations.

Jardine Strategic has acquired a 20% shareholding in Rothschilds Continuation Holdings, a holding company within the Rothschild group and the parent company of N M Rothschild & Sons, rekindling a relationship that began in 1838 when Jardine Matheson was appointed as agent for Rothschild in China. In addition to its successful core investment banking business, Rothschild is involved in commercial banking, private banking and the private equity sector.

Outlook

Asia, and not least Hong Kong, remains one of the most attractive areas for business in the world. Throughout the Region, Jardine Matheson's operations continue to pursue numerous avenues to sustain growth in shareholder value, based on sound finance and the achievement of leadership in their chosen fields.

In conclusion, the Chairman, Henry Keswick said, "After a number of years of outstanding profit increases, the effects on some Asian economies of higher interest rates and oil prices may dampen results in the current year, particularly in Indonesia. The longer-term prospects for Jardine Matheson, however, remain encouraging."

- more -

Managing Director's Review

Group Review

Jardine Pacific's earnings from its continuing businesses grew, although its total results reflected the absence of profits from businesses sold. There were some good performances from its aviation and shipping operations and from restaurants in Hong Kong and Taiwan, but the results were mixed in the engineering and construction sector where Gammon has only just begun to show signs of recovery. Interests in Pacific Finance and EastPoint were sold during the year. The decision of HACTL's largest customer to develop its own cargo terminal at Hong Kong's international airport will impact profitability in the medium term. Losses are also continuing at River Trade Terminal in which the group has a 14% stake. The outlook for Jardine Pacific in 2006 remains promising, but growth in earnings will depend largely on the extent of Gammon's improvement.

Jardine Motors' continuing businesses have performed well. In the United Kingdom its dealerships increased sales of new cars despite an overall decline in the market, and the results were supplemented by the resolution of property exposures within provisions. The group maintained its high market share in Hong Kong, ending the year with a good order book. In Southern China its service centre chain now awaits the necessary regulatory approvals to establish itself as a dealership network. Its prospects remain satisfactory, although the 2006 result is not expected to benefit from further property related gains in the United Kingdom.

Jardine Lloyd Thompson had a difficult year despite new business wins in its Risk & Insurance operation due to the continued soft market, cost and fee pressures and the expiry of some of its favourable US dollar hedging contracts. Trading profit increased in its Employee Benefits Group, where resources are being devoted to the business opportunities being presented by pension legislation in the United Kingdom. Under a new chief executive officer, the company is conducting a thorough review of its operations and announcing changes to increase efficiency and improve client service. It is, however, unlikely that these changes will have an immediate material impact on performance in current market conditions.

Hongkong Land recorded significant increases in asset values as the Hong Kong commercial property market improved, and its rental renewals began to turn strongly positive. The extensive refurbishment and redevelopment undertaken in recent years of both the office and retail components of its Central portfolio has enhanced the benefits arising from the current positive cycle. Hongkong Land is also expanding regionally, with three joint-venture stakes in major development sites being secured in 2005 to lay the foundation for future profit growth. Its residential business also took a step forward with the acquisition of a controlling interest in Singapore-based MCL Land in early 2006 at a cost of US$307 million. The timing of residential completions will again hold back earnings in 2006, but with the benefit of positive rental reversions the prospects for 2007 are excellent.

Dairy Farm's multi-format retail operations are continuing to perform well and the group is building its presence in its established markets across Asia. At the year end it was operating 3,165 stores, including 41 hypermarkets in Malaysia, Indonesia and Singapore which have become an important element of its growth strategy. It has increased its direct shareholding in its Indonesian affiliate, and its prospects in India have been improved with the introduction of new joint venture partners. Expansion is taking place in mainland China, Macau and Thailand, and its restaurant associate has recently acquired the Genki Sushi chain in Hong Kong.

Mandarin Oriental achieved strong earnings growth in 2005 as a result of improved room rates and the contribution from recently opened hotels. The company's finances have also benefited from the sale of its Hawaiian hotel property interest in 2005, followed by the sale of The Mark hotel in New York in 2006. Properties under development have risen to eight and, with increasing brand recognition, further hotel management contracts can be expected to follow. Mandarin Oriental's trading performance should continue to improve, although results in 2006 will be affected by the eight-month closure of its Hong Kong flagship hotel for a US$140 million renovation.

Jardine Cycle & Carriage's underlying profit was maintained in 2005 as a good performance by Astra compensated for a reduced contribution from MCL Land and lower motor earnings following the withdrawal from Australasia. Astra became a 50.1% subsidiary during the year and its results have been consolidated for the first time, which has required the inclusion of an additional month of Astra's earnings to align its accounting period. In December 2005, Jardine Cycle & Carriage's shareholders approved a dividend in specie of the company's 65.6% shareholding in MCL Land, leaving the group focused on motor interests in Southeast Asia and its strategic investment in Astra.

All of Astra's major businesses performed above expectation in the first nine months of the year, but weakened in the last quarter as the economy slowed in Indonesia. Its automotive interests were strong for most of the year, and there was further growth in its market-leading vehicle financing operations. A significant increase in sales of heavy equipment was achieved, and its mining subsidiary, Pama, performed well. Astra's strategy is to concentrate on the development of its six core businesses of automotive, heavy equipment, financial services, agribusiness, IT services and infrastructure. While the recent economic slowdown in Indonesia is likely to affect Astra's performance in 2006, its prospects for continued growth in the medium-term are good.

Finance

The Group requires that its businesses remain soundly financed; to allow for adequate investment in their operations and to support measured expansion. The Jardine Matheson Group consolidated net debt at the end of the year was US$1.8 billion, excluding the

borrowings of its Indonesian finance companies. Gearing was 20% at 31st December 2005, while the average tenor of the Group's debt is some 4.6 years. At the centre, Jardine Matheson itself had virtually no net debt at the year end.

The financial status of the Group's individual operations is also good. Dairy Farm ended the year with no net debt, while Astra's underlying financial position is now robust with strong cash flows and limited exposure to the US dollar. Mandarin Oriental has significantly improved its balance sheet and ended the year with its gearing sharply reduced.

Group companies have also taken advantage of the low interest rate environment to access capital markets and lengthen the term of their indebtedness. Hongkong Land raised a total of US$815 million with two bond issues, while United Tractors in Indonesia arranged a US$140 million loan facility on advantageous terms.

Going Forward
Our businesses are trading well and the longer-term outlook is promising.

Percy Weatherall
Managing Director
29th March 2006

Operating Review

Jardine Pacific

Jardine Pacific's result for 2005 reflected some good performances from its continuing businesses. Underlying profit of US$90 million was only 4% lower despite the absence of profits from businesses sold in 2004. Shareholders' funds were reduced by 3% to US$317 million, and the return on average shareholders' funds, excluding non-recurring items, increased to 28%. The company's interests in Pacific Finance and EastPoint were sold during the year.

The following is summary financial information of Jardine Pacific's larger businesses:

	Underlying profit		Shareholders' funds	
	2005 US$m	2004 US$m	**2005 US$m**	2004 US$m
Gammon	**1**	(8)	**43**	39
HACTL	**33**	29	**109**	105
Jardine Aviation Services	**9**	8	**16**	14
Jardine Engineering Corporation	**10**	10	**26**	29
Jardine OneSolution	**6**	8	**18**	23
Jardine Property Investment	**3**	3	**116**	99
Jardine Restaurants	**13**	10	**5**	2
Jardine Schindler	**13**	11	**29**	26
Jardine Shipping Services	**7**	9	**13**	12
Other Interests	**2**	4	**46**	34
Corporate	**(14)**	(9)	**(91)**	(100)
	83	75	**330**	283
Discontinued Businesses	**7**	19	**-**	43
	90	94	**330**	326

HACTL produced another year of record volumes and its profit contribution rose by 14%. JARDINE AVIATION SERVICES also benefited from increased activity at Hong Kong International Airport and achieved a 12% growth in profit. River Trade Terminal, in which the group has a 14% investment, continued to face a very difficult operating environment. JARDINE SHIPPING SERVICES suffered from industry-wide rate declines and its contribution was reduced to US$7 million.

GAMMON began to show signs of recovery following a US$8 million loss in 2004. JARDINE SCHINDLER benefited from strong markets in both Hong Kong and Singapore and produced a 22% increase in earnings. JARDINE ENGINEERING CORPORATION's continuing operations generally performed well following the sale in 2004 of its Caterpillar dealerships in Taiwan and

Hawaii. JARDINE ONESOLUTION continued to experience lower margins and saw profit slip to US$6 million. JARDINE RESTAURANTS' continuing operations in Hong Kong and Taiwan produced good earnings growth.

While the outlook for Jardine Pacific's businesses in 2006 remains positive, disposals made during 2005 will impact earnings and growth will depend largely on the extent of GAMMON's improvement.

Jardine Motors

Jardine Motors benefited from improvements in most of its major businesses in 2005 with underlying net profit from continuing businesses increasing by 29% to US$44 million.

In Hong Kong, Zung Fu maintained its high Mercedes-Benz market share in a slightly reduced new car market. The launch of new models in the last quarter of 2005 enabled it to build up a healthy order book for delivery in 2006. The performance of its service centres remained strong, while results from commercial vehicles and car parks were steady. The relatively new Hyundai passenger car franchise also achieved an improved performance with a good contribution from aftersales. The Mercedes-Benz operations in Macau had a good year.

Zung Fu has continued to expand its service centre network in Southern China, while withdrawing from those territories outside of its main areas of focus, and has achieved a significantly improved profit.

In the United Kingdom there was an improvement in the underlying dealership operating profit as growth was achieved in new vehicle volumes against the background of an overall decline in the market. Appleyard Vehicle Contracts, the vehicle leasing joint venture, increased the size of its fleet and produced satisfactory results despite falls in used car residual values. The resolution of certain property exposures within previously made provisions enhanced the results, as did lower finance charges following a reduction in debt. The dealership portfolio in the United Kingdom continues to be strengthened by the addition of selective franchises.

Jardine Lloyd Thompson

Jardine Lloyd Thompson's turnover for 2005 was US$877 million, an increase of 3%. Trading profit, being turnover less expenses and excluding exceptional items and impairment charges, was 21% lower at US$120 million. Profit before tax was US$134 million, compared to US$154 million in 2004.

The competitive insurance market conditions that prevailed throughout the year intensified in the second half. The Risk & Insurance group's turnover grew by 4% to US$716 million, but trading profit fell 26% to US$118 million, producing a trading margin of 16% compared to 23%

for 2004. The hurricanes in 2005 impacted only those sectors directly affected, such as energy and property catastrophe, which represent only 15% of Risk & Insurance revenue. Otherwise, there is ongoing downward pressure on pricing, and intense competition between brokers for market share is putting further pressure on fees. The results were also affected by lower profits from JLT Risk Solutions, due in part to adverse currency movements, and reduced earnings from placement or market services agreements.

The Employee Benefits Group's turnover increased by 6% and trading profit was up 13% at US$25 million, reflecting a trading margin of 15%. The Employee Benefits business in the United Kingdom achieved an increase in turnover of 19%, and the trading margin of 16% exceeded the long-term goal of 15% for the first time. In the United States, however, the trading margin fell from 15% to 12%, reflecting an increasingly competitive operating environment and sale of a non-core business.

A review of JLT's operations has been initiated by its new chief executive officer, which will allow JLT to refine its strategy in response to the challenges it faces. Changes have already been announced, including the planned merger of its UK based insurance broking businesses. While the company is expected to benefit from areas of expansion and improved efficiencies, these will be largely offset in 2006 by the highly competitive markets and continuing pressure on fees.

Hongkong Land

The broad-based recovery in the Hong Kong commercial property market continued throughout 2005. This led to the absorption of the additional office space completed in Central in recent years and robust growth in the retail sector. Capital values and rents in both these sectors rose significantly. Hongkong Land's office rental reversions turned positive during 2005, but the benefit to earnings was offset by reduced profits from the residential sector where there were fewer completions. Consequently, Hongkong Land's underlying earnings reduced 5% to US$188 million. A 34% rise in the value of the Hongkong Land's investment property portfolio to US$9,779 million led to its adjusted net asset value per share increasing 41% to US$3.86.

Progress was made in its existing development projects. In Singapore, 70% of its joint venture development at One Raffles Quay has been pre-committed ahead of completion in 2006. In Beijing, the second phase of its residential development, Central Park, was completed during the year, and the third phase currently under construction has been substantially pre-sold. In Hong Kong, work is commencing on two residential development sites.

Three major sites were secured in 2005 that will provide a strong development pipeline and complement the group's prime investment portfolio. In July, the Business and Finance

Centre site in Singapore was won by a consortium comprising Hongkong Land and its partners in One Raffles Quay. In Chongqing, in Western China, a joint venture with the Longhu group won the right to develop an excellent 450,000 sq. m gross site. In Macau, a joint venture with Shun Tak Holdings Limited is to develop a prime site that will comprise high-end residential apartments, a luxury shopping podium and a luxury hotel.

On 17th February 2006 Hongkong Land completed a voluntary cash offer for MCL Land, in which it acquired a 77% interest at a cost of US$307 million. The acquisition gives scale to Hongkong Land's expanding residential property business and provides a platform for growth in Southeast Asia.

The outlook for Hongkong Land's office portfolio remains good, although the lack of residential completions will hold back its 2006 result. Its development pipeline and the positive rental cycle give confidence for its progress in the years to come.

Dairy Farm

Dairy Farm's sales, including associates, increased by 8% to US$5.5 billion in 2005, supported by recent acquisitions and favourable economic conditions in most of its major markets. Underlying profit rose 16% to US$190 million. The group ended the year with no net debt despite the payment of a special dividend of US$334 million in May.

Dairy Farm's operations in North Asia performed well increasing sales by 12% and profit by 18%. An improving economy in Hong Kong helped Wellcome to make further gains, and Mannings health and beauty stores produced another fine result. An acquisition in late 2004 underpinned a much better performance from 7-Eleven. A strong second half helped Wellcome Taiwan to record a good year. In Guangdong, 7-Eleven continued its expansion, while Mannings has reached 11 stores after its first full year of operation. South Korean associate, Olive Young, finished the year with 25 outlets. IKEA in Hong Kong and Taiwan recorded a decline in underlying profit in a challenging environment; two new stores are scheduled to open in Taiwan in 2006.

The underlying results of the group's Hong Kong-based restaurant associate, Maxim's, were flat having been affected by strong competition and closure costs. In early 2006, it completed the acquisition of a majority interest in the 18-outlet Genki Sushi chain.

South Asia produced excellent growth with sales up by 33% and profits up by 26%. The group's operations in both Singapore and Malaysia performed well, and Indonesia continued to improve. These businesses now operate 41 Giant hypermarkets. New partners and a fresh management team in India have significantly enhanced the prospects for the group's supermarket and health and beauty businesses there.

Dairy Farm increased its direct shareholding in its Indonesian supermarket affiliate, Hero, from 12% to 44% during the year, and holds a further 25% interest through exchangeable bonds. The restructuring of the group's Malaysian property portfolio through a sale and leaseback transaction was completed at year end, and further properties in Indonesia and Singapore were also sold under sale and leaseback arrangements. Dairy Farm entered new markets in 2005 with Mannings and 7-Eleven opening in Macau and Guardian starting up in Bangkok, all with promising results. Management remains focused on developing retail operations in Asia, both organically and through acquisitions.

Mandarin Oriental

Mandarin Oriental's results benefited from increasing room rates as demand in many cities strengthened. Net profit in 2005 was US$41 million, excluding a post-tax gain of US$36 million arising from a disposal of its hotel property interest in Hawaii. This compares with US$29 million in 2004, which had benefited from a US$10 million investment writeback. There were significant profit increases at the group's wholly-owned Hong Kong hotels, with its other subsidiary hotels also producing better results, including the recently opened property in Washington D.C. Operating results from associates and joint ventures rose with good performances from hotels in Macau, Miami, New York and Singapore.

Mandarin Oriental's balance sheet was strengthened following the conversion of the group's 6.75% convertible bonds into shares in the early part of the year and the receipt of the US$97 million proceeds from the Hawaii sale. The US$150 million sale of The Mark hotel in New York was completed in February 2006, and a gain of some US$35 million arising from the disposal will be recognized in the 2006 results.

The international visibility of the Mandarin Oriental brand has been enhanced considerably in recent years with the opening of select properties in key destinations and the renovation of existing flagships. Its original flagship hotel, Mandarin Oriental, Hong Kong, closed at the end of December 2005 for a US$140 million eight-month renovation. Mandarin Oriental, Tokyo opened at the year end, and followed the successful opening of The Landmark in Hong Kong in August. While the group has ceased to manage the Hotel Royal Monceau in Paris, its luxury hotels and resorts under development in Prague, on Hainan Island in China and in Riviera Maya, Mexico will open over the next 12 months, with Boston following in late 2007. New management contracts were also announced for hotel developments in Chicago, Grand Cayman, Las Vegas and Macau. The group now operates 21 hotels around the world with a further eight hotels under development, representing a total of some 8,500 rooms.

Markets are expected to remain favourable for Mandarin Oriental in 2006 with room rates benefiting from growing demand and limited new supply. While the temporary closure of Mandarin Oriental, Hong Kong will inevitably hold back the group's results in 2006, the effect will be partially offset by increasing contributions from new properties.

Jardine Cycle & Carriage

Jardine Cycle & Carriage's underlying profit after tax and minority interests rose 2% to US$299 million as a good performance from Astra compensated for reduced contributions from its property and motor interests. Jardine Cycle & Carriage increased its shareholding in Astra to 50.1% during the year and, as a subsidiary, its results are now consolidated. Astra's US$275 million contribution for 2005 does, however, include an extra month of earnings required to align the consolidation on a same-month basis; it had previously been equity accounted one month in arrear as an associate. Excluding the profit for month of December 2004, the contribution from Astra would have been US$256 million.

Growth in the Indonesian motor car and motorcycle markets was strong for most of 2005, and Astra was able to improve its market share. Its financial services businesses also benefited from this growth. There was, however, a significant decline in demand in the final quarter in response to fuel price increases and rising interest rates, and this negative sentiment is expected to persist into 2006. A new US$140 million Honda factory with an annual capacity of one million units was opened by the President of Indonesia in September 2005.

Astra's heavy equipment division produced a good performance from both Komatsu sales and contract mining operations in 2005. Profit from agribusiness was slightly below the previous year, although prospects remain good and Astra Agro Lestari is expanding its oil palm plantation interests. Astra has acquired a 34% stake in a toll road project, and is looking to participate in other new infrastructure projects announced by the Indonesian Government.

Jardine Cycle & Carriage's directly-held continuing motor operations in Singapore, Malaysia and Indonesia produced higher earnings in 2005, but the overall contribution declined 16% to US$29 million following the withdrawal from Australia and New Zealand. In early 2006 a new 18,600 sq. m Mercedes-Benz flagship showroom was opened in Singapore, and new facilities have also been opened in Malaysia.

MCL Land made progress during the year in the marketing and construction of development properties. Its underlying profit contribution to the group, however, was significantly lower as profit was recognized on only one completed project in 2005, compared to two more substantial projects in the prior year. In December 2005, shareholders approved the distribution in specie of the company's 65.6% interest in MCL Land, which was implemented on 25th January 2006.

Jardine Matheson Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2005

	2005 US$m	2004 US$m
Revenue *(note 2)*	**11,929**	8,970
Cost of sales	**(9,131)**	(6,871)
Gross profit	**2,798**	2,099
Other operating income	**356**	330
Selling and distribution costs	**(1,593)**	(1,305)
Administration expenses	**(695)**	(442)
Other operating expenses	**(56)**	(198)
Operating profit *(note 3)*	**810**	484
Financing charges	**(154)**	(138)
Share of results of associates and joint ventures excluding change in fair value of investment properties	**523**	526
Increase in fair value of investment properties	**814**	611
Share of results of associates and joint ventures *(note 4)*	**1,337**	1,137
Profit before tax	**1,993**	1,483
Tax *(note 5)*	**(173)**	(100)
Profit for the year	**1,820**	1,383
Attributable to:		
Shareholders of the Company	**1,245**	947
Minority interests	**575**	436
	1,820	1,383

	US$	US$
Earnings per share *(note 6)*		
- basic	**3.59**	2.69
- diluted	**3.55**	2.67
Underlying earnings per share *(note 6)*		
- basic	**1.33**	1.12
- diluted	**1.32**	1.11

Jardine Matheson Holdings Limited
Consolidated Balance Sheet
at 31st December 2005

	2005 US$m	2004 US$m
Assets		
Intangible assets	**1,753**	853
Tangible assets	**2,404**	1,423
Investment properties	**178**	153
Plantations	**383**	-
Associates and joint ventures	**5,157**	4,059
Other investments	**686**	688
Financing and other debtors	**1,286**	1
Deferred tax assets	**103**	58
Pension assets	**152**	136
Non-current assets	**12,102**	7,371
Properties for sale	**-**	286
Stocks and work in progress	**1,491**	800
Trade, financing and other debtors	**2,411**	656
Current tax assets	**56**	18
Bank balances and other liquid funds		
- non-finance companies	**1,503**	1,300
- finance companies	**187**	-
	1,690	1,300
	5,648	3,060
Non-current assets classified as held for sale *(note 7)*	**690**	149
Current assets	**6,338**	3,209
Total assets	**18,440**	10,580

(Consolidated Balance Sheet continued on page 16)

Jardine Matheson Holdings Limited
Consolidated Balance Sheet
at 31st December 2005 (continued)

	2005	2004
	US$m	US$m
Equity		
Share capital	**151**	148
Share premium and capital reserves	**21**	4
Revenue and other reserves	**5,629**	4,164
Own shares held	**(781)**	(677)
Shareholders' funds *(note 8)*	**5,020**	3,639
Minority interests	**3,957**	1,746
Total equity	**8,977**	5,385
Liabilities		
Long-term borrowings		
- non-finance companies	**2,631**	2,382
- finance companies	**1,005**	-
	3,636	2,382
Deferred tax liabilities	**481**	159
Pension liabilities	**176**	153
Non-current provisions	**16**	6
Other non-current liabilities	**66**	33
Non-current liabilities	**4,375**	2,733
Creditors and accruals	**2,922**	1,807
Current borrowings		
- non-finance companies	**619**	507
- finance companies	**1,169**	-
	1,788	507
Current tax liabilities	**128**	79
Current provisions	**54**	68
	4,892	2,461
Liabilities directly associated with non-current assets classified as held for sale *(note 7)*	**196**	1
Current liabilities	**5,088**	2,462
Total liabilities	**9,463**	5,195
Total equity and liabilities	**18,440**	10,580

Jardine Matheson Holdings Limited
Consolidated Statement of Recognized Income and Expense
for the year ended 31st December 2005

	2005 US$m	2004 US$m
Surpluses on revaluation of intangible assets	**468**	-
Surpluses on revaluation of properties	**77**	62
Gains on revaluation of other investments	**48**	63
Actuarial gains on defined benefit pension plans	**14**	34
Net exchange translation differences	**(84)**	(24)
Gains/(losses) on cash flow hedges	**24**	(8)
Tax on items taken directly to equity	**(173)**	(28)
Net income recognized directly in equity	**374**	99
Transfer to profit and loss on disposal and impairment of other investments	**(20)**	124
Transfer to profit and loss on disposal of subsidiary undertakings, associates and joint ventures	**(1)**	36
Transfer to profit and loss in respect of cash flow hedges	**-**	5
Profit for the year	**1,820**	1,383
Total recognized income and expense for the year	**2,173**	1,647
Attributable to:		
Shareholders of the Company	**1,421**	1,178
Minority interests	**752**	469
	2,173	1,647

Revaluation of intangible assets represents that part of the increase in fair value of Astra's and PT Hero Supermarket's identifiable net assets that is attributable to the Group's previously held interests in those companies on the date they became subsidiary undertakings.

Jardine Matheson Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2005

	2005 US$m	2004 US$m
Operating activities		
Operating profit	**810**	484
Interest income	**(56)**	(14)
Depreciation and amortization	**249**	161
Other non-cash items	**(38)**	(9)
(Increase)/decrease in working capital	**(361)**	27
Interest received	**55**	16
Interest and other financing charges paid	**(165)**	(111)
Tax paid	**(179)**	(65)
	315	489
Dividends from associates and joint ventures	**311**	241
Cash flows from operating activities	**626**	730
Investing activities		
Purchase of Astra *(note 10(a))*	**320**	(319)
Purchase of other subsidiary undertakings *(note 10(b))*	**(101)**	(169)
Purchase of associates and joint ventures *(note 10(c))*	**(303)**	(69)
Purchase of other investments	**(24)**	(20)
Purchase of land use rights	**(12)**	(10)
Purchase of tangible assets	**(458)**	(194)
Purchase of investment properties	**(18)**	(1)
Purchase of plantations	**(6)**	-
Sale of subsidiary undertakings *(note 10(d))*	**80**	210
Sale of associates and joint ventures *(note 10(e))*	**173**	49
Sale of other investments *(note 10(f))*	**40**	66
Sale of land use rights	**33**	79
Sale of tangible assets	**63**	36
Sale of investment properties	**49**	183
Cash flows from investing activities	**(164)**	(159)
Financing activities		
Issue of shares	**13**	15
Repurchase of shares	**-**	(204)
Capital contribution from minority shareholders	**4**	7
Drawdown of borrowings	**9,735**	5,636
Repayment of borrowings	**(9,516)**	(5,578)
Dividends paid by the Company	**(76)**	(68)
Dividends paid to minority shareholders	**(199)**	(64)
Cash flows from financing activities	**(39)**	(256)
Effect of exchange rate changes	**(2)**	8
Net increase in cash and cash equivalents	**421**	323
Cash and cash equivalents at 1st January	**1,263**	940
Cash and cash equivalents at 31st December	**1,684**	1,263

Jardine Matheson Holdings Limited
Analysis of Profit Contribution
for the year ended 31st December 2005

	2005 US$m	2004 US$m
Group contribution		
Jardine Pacific	**90**	94
Jardine Motors Group	**47**	36
Jardine Lloyd Thompson	**29**	37
Hongkong Land	**65**	66
Dairy Farm	**118**	101
Mandarin Oriental	**21**	10
Jardine Cycle & Carriage	**23**	37
Astra	**127**	98
Corporate and other interests	**(57)**	(85)
Underlying profit	**463**	394
Value added tax recovery in Jardine Motors Group	**3**	46
Underlying profit including value added tax recovery	**466**	440
Increase in fair value of investment properties	**664**	503
Other adjustments	**115**	4
Profit attributable to shareholders	**1,245**	947
Analysis of Jardine Pacific's contribution		
Gammon Construction	**1**	(8)
HACTL	**33**	29
Jardine Aviation Services	**9**	8
Jardine Engineering Corporation	**10**	10
Jardine OneSolution	**6**	8
Jardine Property Investment	**3**	3
Jardine Restaurants	**13**	10
Jardine Schindler	**13**	11
Jardine Shipping Services	**7**	9
Other interests	**2**	4
Corporate	**(14)**	(9)
	83	75
Discontinued businesses	**7**	19
	90	94
Analysis of Jardine Motors Group's contribution		
Hong Kong and Mainland China	**24**	21
United Kingdom	**21**	15
Corporate	**(1)**	(2)
	44	34
Discontinued businesses	**3**	6
	47	40
Land use rights written off	**-**	(4)
	47	36

Jardine Matheson Holdings Limited
Notes

1. Accounting Policies and Basis of Preparation

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2005 which have been prepared in conformity with International Financial Reporting Standards, including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board. There have been no changes to the accounting policies described in the 2004 annual financial statements.

The Group's reportable segments are set out in note 2.

2. Revenue

	2005 US$m	2004 US$m
By business:		
Jardine Pacific	**1,024**	1,093
Jardine Motors Group	**2,078**	2,082
Dairy Farm	**4,749**	3,956
Mandarin Oriental	**399**	337
Jardine Cycle & Carriage	**1,087**	1,500
Astra	**2,590**	-
Other activities	**2**	2
	11,929	8,970

3. Operating Profit

	2005 US$m	2004 US$m
By business:		
Jardine Pacific	**105**	67
Jardine Motors Group	**68**	123
Dairy Farm	**237**	265
Mandarin Oriental	**115**	44
Jardine Cycle & Carriage	**64**	91
Astra	**198**	-
	787	590
Corporate and other interests	**23**	(106)
	810	484

4. Share of Results of Associates and Joint Ventures

	2005 US$m	2004 US$m
By business:		
Jardine Pacific	**64**	55
Jardine Motors Group	**8**	13
Jardine Lloyd Thompson	**47**	32
Hongkong Land	**87**	110
Dairy Farm	**29**	21
Mandarin Oriental	**12**	12
Jardine Cycle & Carriage	**193**	283
Astra	**82**	-
Corporate and other interests	**1**	-
	523	526
Increase in fair value of investment properties		
- Hongkong Land	**813**	611
- other	**1**	-
	1,337	1,137

Results are shown after tax and minority interests.

5. Tax

	2005 US$m	2004 US$m
Current tax	**162**	102
Deferred tax	**11**	(2)
	173	100

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax of US$2 million *(2004: US$2 million).*

6. Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$1,245 million *(2004: US$947 million)* and on the weighted average number of 347 million *(2004: 352 million)* shares in issue during the year. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on profit attributable to shareholders of US$1,243 million *(2004: US$946 million),* which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and on the weighted average number of 350 million *(2004: 355 million)* shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below:

	2005			2004		
	US$m	Basic earnings per share US$	Diluted earnings per share US$	US$m	Basic earnings per share US$	Diluted earnings per share US$
Underlying profit	**463**	**1.33**	**1.32**	394	1.12	1.11
Value added tax recovery in Jardine Motors Group	**3**			46		
Underlying profit including value added tax recovery	**466**	**1.34**	**1.33**	440	1.25	1.24
Increase in fair value of investment properties	**664**			503		
Other adjustments	**115**			4		
	779			507		
Profit attributable to shareholders	**1,245**	**3.59**	**3.55**	947	2.69	2.67

6. Earnings Per Share (continued)

A fuller analysis of the adjustments made to the profit attributable to shareholders in arriving at the underlying profit is set out below:

	2005 US$m	2004 US$m
Increase in fair value of investment properties		
- Hongkong Land	**647**	484
- other	**17**	19
	664	503
Sale and closure of businesses		
- EastPoint	**23**	-
- Pacific Finance	**22**	-
- Kahala Mandarin Oriental	**22**	-
- Hawaiian restaurant operations	**-**	17
- Asia Container Terminals	**-**	20
- Hong Kong Ice & Cold Storage	**-**	9
- motor operations	**5**	42
- other	**8**	(4)
	80	84
Asset impairment		
- listed investment+	**-**	(110)
- Mandarin Oriental, Kuala Lumpur	**-**	6
- port facilities	**(3)**	(25)
- other	**2**	1
	(1)	(128)
Buyout of minority interests in Jardine Lloyd Thompson	**18**	-
Realization of exchange losses*	**-**	(9)
Revaluation surplus/(deficit) on properties and provision for onerous leases	**5**	(4)
Fair value (loss)/gain on plantations	**(1)**	1
Fair value gain on conversion option component of 4.75% Guaranteed Bonds due 2007	**-**	7
Sale of property interests	**(1)**	40
Sale of investments	**16**	17
Restructuring of businesses and other	**(1)**	(4)
	779	507

+ In view of the duration and the extent to which the fair value of the Group's investment in J.P. Morgan Chase was less than its cost, the Directors concluded that the investment was impaired and it was appropriate to write down the cost to market value at 31st December 2004. Accordingly, the cumulative fair value loss of US$110 million as at that date was transferred from reserves to the consolidated profit and loss account.

* Arising on repatriation of capital from a foreign subsidiary undertaking.

7. Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	2005 US$m	2004 US$m
Intangible assets	**7**	-
Tangible assets	**72**	108
Investment properties	**24**	41
Associates and joint ventures	**34**	-
Other investments	**28**	-
Deferred tax assets	**1**	-
Current assets*	**524**	-
Total assets	**690**	149
Long-term borrowings	**81**	-
Deferred tax liabilities	**1**	-
Other non-current liabilities	**2**	-
Current liabilities	**112**	1
Total liabilities	**196**	1

At 31st December 2004, the non-current assets classified as held for sale included Dairy Farm's property portfolio in Malaysia of US$107 million and Jardine Cycle & Carriage's investment properties in Malaysia of US$41 million. With the exception of two properties in Dairy Farm and an investment property in Jardine Cycle & Carriage with carrying values of US$7 million and US$4 million which were reclassified to tangible assets and investment properties respectively, all other properties were sold during the year resulting in a post-tax loss of US$4 million.

During the year, Jardine Pacific's interests in Pacific Finance and BALtrans were classified as held for sale. Pacific Finance was sold for US$59 million and a profit of US$22 million was recognized. BALtrans was disposed of in January 2006 for US$31 million, against a carrying amount of US$28 million at 31st December 2005.

Certain of Dairy Farm's properties acquired as part of the increased shareholding in PT Hero Supermarket, and a property in Hong Kong were classified as held for sale. With the exception of the property in Hong Kong and one retail property in Indonesia with carrying values of US$2 million and US$1 million respectively, all other properties were sold during the year.

Mandarin Oriental's interest in The Mark, New York was classified as held for sale. At 31st December 2005, total assets and total liabilities amounted to US$80 million and US$14 million respectively. The sale was completed in February 2006 for a consideration of US$150 million *(refer note 12)*.

Jardine Cycle & Carriage's interest in MCL Land, which comprised total assets of US$578 million and total liabilities of US$182 million at 31st December 2005, was classified as held for sale. The sale, which was effected through a distribution in specie by Jardine Cycle & Carriage to its shareholders and the acceptance of Hongkong Land's tender offer by Jardine Strategic in respect of its interest in MCL Land received through the dividend in specie, was completed in January 2006 *(refer note 12)*.

* Included bank balances and other liquid funds of US$26 million.

8. Shareholders' Funds

	2005 US$m	2004 US$m
At 1st January	**3,639**	2,540
Effect of adopting IFRS 3	**-**	208
	3,639	2,748
Recognized income and expense attributable to shareholders	**1,421**	1,178
Dividends *(note 9)*	**(141)**	(120)
Employee share option schemes		
- value of employee services	**7**	1
- exercise of share options	**13**	15
Scrip issued in lieu of dividends	**167**	30
Repurchase of shares	**-**	(204)
Equity component of convertible bonds issued by an associate	**22**	-
Change in attributable interests	**(4)**	(2)
Increase in own shares held	**(104)**	(7)
At 31st December	**5,020**	3,639

9. Dividends

	2005 US$m	2004 US$m
Final dividend in respect of 2004 of US¢31.50 *(2003: US¢25.20)* per share	**187**	152
Interim dividend in respect of 2005 of US¢9.35 *(2004: US¢8.50)* per share	**56**	51
	243	203
Less Company's share of dividends paid on the shares held by subsidiary undertakings	**(102)**	(83)
	141	120

A final dividend in respect of 2005 of US¢35.65 *(2004: US¢31.50)* per share amounting to a total of US$216 million *(2004: US$187 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$91 million *(2004: US$78 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2006.

10. Notes to Consolidated Cash Flow Statement

(a) Purchase of Astra	Book value US$m	2005 Fair value adjustments US$m	Fair value US$m
Intangible assets	69	591	660
Tangible assets	822	-	822
Investment properties	20	-	20
Plantations	359	-	359
Associates and joint ventures	472	467	939
Other investments	24	-	24
Financing and other debtors	1,183	-	1,183
Deferred tax assets	129	(91)	38
Current assets	2,778	-	2,778
Long-term borrowings	(1,260)	-	(1,260)
Deferred tax liabilities	(170)	(107)	(277)
Pension liabilities	(38)	-	(38)
Non-current provisions	(3)	-	(3)
Other non-current liabilities	(69)	-	(69)
Current liabilities	(2,172)	-	(2,172)
Minority interests	(386)	(79)	(465)
Net assets	1,758	781	2,539
Adjustment for minority interests			(1,267)
Net assets acquired			1,272
Goodwill			66
Total consideration			1,338
Adjustment for carrying value of associates and joint ventures			(889)
Adjustment to fair values relating to previously held interests			(315)
Cash and cash equivalents of Astra acquired			(454)
Net cash inflow			(320)

During the year, Jardine Cycle & Carriage acquired an additional 2.9% interest in Astra increasing its holding to 50.1%. Fair value adjustments were determined based on provisional fair values of Astra's identifiable assets and liabilities at the date on which the Group obtained control. Goodwill represented the excess of the cost of acquisition over the fair value of the share of the net identifiable assets acquired, and is attributable to the profitability of the acquired business after the acquisition.

10. Notes to Consolidated Cash Flow Statement (continued)

(b) Purchase of other subsidiary undertakings	2005 Book value US$m	2005 Fair value adjustments US$m	2005 Fair value US$m	2004 Fair value US$m
Intangible assets	**14**	**13**	**27**	-
Tangible assets	**47**	**-**	**47**	3
Deferred tax assets	**5**	**-**	**5**	-
Current assets	**98**	**1**	**99**	7
Long-term borrowings	**(9)**	**-**	**(9)**	-
Deferred tax liabilities	**(4)**	**(4)**	**(8)**	-
Pension liabilities	**(9)**	**-**	**(9)**	-
Current liabilities	**(85)**	**-**	**(85)**	(3)
Minority interests	**13**	**-**	**13**	1
Net assets	**70**	**10**	**80**	8
Adjustment for minority interests			**(27)**	-
Net assets acquired			**53**	8
Goodwill			**39**	18
Total consideration			**92**	26
Adjustment for deferred consideration and carrying value of associates and joint ventures			**(23)**	-
Adjustment to fair values relating to previously held interests			**(4)**	-
Cash and cash equivalents of subsidiary undertakings acquired			**(5)**	-
Net cash outflow			**60**	26
Payment of deferred consideration			**-**	1
Purchase of shares in Jardine Strategic			**-**	50
Purchase of shares in Dairy Farm			**-**	40
Purchase of shares in Jardine Cycle & Carriage			**41**	52
			101	169

Net cash outflow in 2005 of US$60 million included US$39 million for acquisition of an additional 32.3% interest in PT Hero Supermarket in Dairy Farm, and US$7 million for an additional 30% interest in Republic Auto and US$8 million for an additional 30% interest in Century Gardens in Jardine Cycle & Carriage.

Net cash outflow in 2004 of US$26 million included US$10 million for acquisition of dealerships in the United Kingdom in Jardine Motors Group and US$16 million for store acquisitions in Dairy Farm.

(c) Purchase of associates and joint ventures in 2005 included US$21 million for increased interest in Landmark Land and Properties in Jardine Cycle & Carriage, US$15 million for Astra's interest in PT Marga, US$71 million for increased interest in Hongkong Land and US$187 million for a 20% interest in Rothschilds Continuation Holdings in Jardine Strategic. Purchase of associates and joint ventures in 2004 included US$55 million for increased interest in Hongkong Land in Jardine Strategic.

10. Notes to Consolidated Cash Flow Statement (continued)

(d) Sale of subsidiary undertakings

	2005 US$m	2004 US$m
Intangible assets	**4**	1
Tangible assets	**-**	76
Deferred tax assets	**-**	3
Current assets	**167**	139
Long-term borrowings	**-**	(2)
Deferred tax liabilities	**-**	(6)
Pension liabilities	**-**	(2)
Current liabilities	**(57)**	(66)
Minority interests	**-**	(4)
Net assets disposed of	**114**	139
Cumulative exchange translation differences	**-**	5
Profit on disposal	**25**	88
Sale proceeds	**139**	232
Adjustment for deferred consideration	**-**	4
Tax and other expenses paid on disposals	**(7)**	(23)
Cash and cash equivalents of subsidiary undertakings disposed of	**(52)**	(3)
Net cash inflow	**80**	210

Sale proceeds in 2005 of US$139 million included US$29 million from Jardine Pacific's sale of its interest in EastPoint and US$96 million from Dairy Farm's sale of its interest in Hartanah Progresif, a property-owning subsidiary undertaking.

Sale proceeds in 2004 of US$232 million included US$53 million from sale of Caterpillar dealerships in Hawaii and Taiwan, US$40 million from sale of Hawaiian restaurant operations and US$13 million from sale of United Terminal in Jardine Pacific, US$53 million from sale of United States motor operations in Jardine Motors Group, US$20 million from sale of Hong Kong Ice and Cold Storage in Dairy Farm, and US$48 million from sale of Jardine Cycle & Carriage's New Zealand motor operations.

(e) Sale of associates and joint ventures in 2005 included US$59 million from sale of Pacific Finance in Jardine Pacific and US$97 million from sale of Kahala Mandarin Oriental in Mandarin Oriental. Sale of associates and joint ventures in 2004 included US$30 million from sale of Polar Motor Group in Jardine Motors Group, US$7 million from repayment of shareholders' loan by Mandarin Oriental, Kuala Lumpur in Mandarin Oriental, and US$6 million from sale of Jardine Cycle & Carriage's remaining Australian motor operations.

(f) Sale of other investments in 2005 included US$36 million from sale of shares in EON Capital in Jardine Strategic. Sale of other investments in 2004 included US$13 million from sale of corporate investments in Mandarin Oriental, US$20 million from sale of Hap Seng Consolidated in Jardine Strategic and US$24 million from sale of other corporate investments.

11. Capital Commitments and Contingent Liabilities

	2005 US$m	2004 US$m
Capital commitments	**310**	197
Contingent liabilities		
Guarantees in respect of facilities made available to associates and joint ventures	**78**	79

Guarantees in respect of facilities made available to associates and joint ventures are stated at their total respective contracted amounts. It is probable that the Group has no obligations under such guarantees.

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

12. Post Balance Sheet Events

(a) In December 2005, Jardine Cycle & Carriage announced that its shareholders approved the distribution of the company's 65.6% interest in MCL Land by way of a dividend in specie. At the same time, Hongkong Land announced a voluntary conditional cash offer for all the ordinary stock units in MCL Land. Jardine Strategic undertook to accept the offer by Hongkong Land in respect of the 40.9% interest in MCL Land that it would receive through the dividend in specie. As Hongkong Land already held a 9.5% interest in MCL Land at 31st December 2005 and the offer would become unconditional upon the acceptance by Jardine Strategic in respect of its holding, MCL Land was classified as a disposal group held for sale at 31st December 2005.

In January 2006, Jardine Strategic disposed of its interest in MCL Land to Hongkong Land for US$163 million. Hongkong Land's offer closed on 17th February 2006 and resulted in Hongkong Land holding 77.4% in MCL Land.

(b) In December 2005, Mandarin Oriental announced that it had entered into an agreement to sell its interest in The Mark, New York for US$150 million. The sale was completed in February 2006 resulting in a profit after tax of approximately US$35 million.

The final dividend of US¢35.65 per share will be payable on 21st June 2006, subject to approval at the Annual General Meeting to be held on 15th June 2006, to shareholders on the register of members at the close of business on 21st April 2006, and will be available in cash with a scrip alternative. The ex-dividend date will be on 19th April 2006, and the share registers will be closed from 24th to 28th April 2006, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 2nd June 2006. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 7th June 2006. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

- end -

For further information, please contact:

Jardine Matheson Limited
James Riley (852) 2843 8229

GolinHarris
Kennes Young (852) 2501 7987

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2005 can be accessed through the Internet at 'www.jardines.com'.

Note to Editors

The Jardine Matheson Group

With a broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the Region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels, financial services and insurance broking.

The Group's strategy is to build its operations into market leaders across Asia, each with the support of Jardine Matheson's extensive knowledge of the Region and its long-standing relationships. Through a balance of cash producing activities and investment in new businesses, the Group aims to produce sustained growth in shareholder value.

Incorporated in Bermuda, Jardine Matheson has its primary share listing in London, with secondary listings in Bermuda and Singapore. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies, making available senior management and providing financial, legal, human resources and treasury support services throughout the Group.